SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER	E-MAIL ADDRESS

April 26, 2013

VIA COURIER AND EDGAR

Re:          KKR & Co. L.P.

Registration Statement on Form S-3

Filed April 12, 2013

File No. 333-187894

Laura Crotty
Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Ms. Crotty,

On behalf of KKR & Co. L.P. (the “Registrant”), we hereby provide the following response to the comment letter, dated April 18, 2013, from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) regarding the above-referenced registration statement (the “Registration Statement”).  To assist your review, we have retyped the text of the Staff’s comments in italics below.  The responses and information described below are based upon information provided to us by the Registrant.

Exhibit Index, page II-1

1.                                      Please file an executed tax opinion that opines to the tax matters for the securities registered on this registration statement rather than the securities registered on Form S-1 (File No. 333-169433) filed on September 16, 2010. Refer to Staff Legal Bulletin No. 19 (October 14, 2011) when preparing your opinion.

In response to the Staff’s comment, the Registrant has filed as Exhibit 8.1 an executed tax opinion that opines to the tax matters for the securities registered on the Registration Statement.

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BEIJING  HONG KONG  HOUSTON  LONDON  LOS ANGELES  PALO ALTO  SAO PAULO  TOKYO  WASHINGTON, D.C.

Please do not hesitate to call Joseph H. Kaufman at 212-455-2948 or Arjun Koshal at 212-455-3379 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:                                Securities and Exhange Commission

Eric Envall

Suzzane Hayes

KKR & Co. L.P.

David J. Sorkin